Exhibit 99.01

FreeSeas Announces 1:10 Reverse Stock Split to Be Effective February 14, 2013

Athens, Greece, February 14, 2013 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that the Company’s Amended and Restated Articles of Incorporation were amended to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one new share for every 10 shares currently outstanding.

Details on the Reverse Stock Split

The Company anticipates that its common stock will begin trading on a split adjusted basis when the market opens on February 14, 2013. Beginning on that date, FreeSeas’ common stock will trade for 20 trading days under ticker symbol "FREED" to provide notice of the reverse stock split. After this period, the symbol will revert to "FREE." The common shares will also trade under a new CUSIP number Y26496201.

The reverse stock split will consolidate 10 shares of common stock into one share of common stock at a par value of $.001 per share. As a result of the reverse stock split, the number of outstanding common shares will be reduced from 18,759,778 to 1,875,978, subject to adjustment for fractional shares. The reverse stock split will not affect any shareholder’s ownership percentage of FreeSeas’ common shares, except to the limited extent that the reverse stock split would result in any shareholder owning a fractional share. Fractional shares of common stock will be rounded up to the nearest whole share.

After the reverse stock split takes effect, shareholders holding physical share certificates will receive instructions from American Stock Transfer and Trust Company LLC, the Company's exchange agent, regarding the process for exchanging their shares.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,'' “intends,'' “plans,'' “believes,'' “anticipates,'' “hopes,'' “estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Alexandros Mylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr

Investor Relations

The Equity Group

Adam Prior, Vice President

212-836-9606

aprior@equityny.com

www.theequitygroup.com